LKQ Corporation
500 W. Madison St.
Suite 2800
Chicago, IL 60661
Phone 312.621.1950
Fax 312.621.1969
www.lkqcorp.com

August 17, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Melissa Raminpour
Accounting Branch Chief

Re:    LKQ Corporation
Form 10-K for the year ended December 31, 2014
Filed March 2, 2015
File No. 000-50404

Ladies and Gentlemen:
On behalf of LKQ Corporation (the “Company,” “we,” or the “registrant”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated August 10, 2015 with respect to the Company’s Form 10-K for the year ended December 31, 2014 which was filed by the registrant on March 2, 2015 with the Commission.
The supplemental information set forth herein has been supplied by the registrant for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the registrant’s response.

* * * * *
Form 10-K for the year ended December 31, 2014

Management’s Discussion and Analysis - Sources of Revenue, page 37

1.
Comment: We note sales from vehicle products and related services comprised approximately 90% of your revenue for the year ended December 31, 2014. Your disclosure describes the services provided to insurance carriers for which you do not charge a fee or adjust the pricing of your products; however, you do not address how service revenue is actually generated. In this regard, please revise to describe the nature of any services from which you recognize revenue. In addition, please tell us the breakout between parts and services revenues recognized for each reporting period based on their total amounts presented in the tables on pages 41 and 43. If services revenue exceeded 10% of total revenue in any period, please separately state such amounts on the face of your income statement in accordance with Rule 5-03(b)1 of Regulation S-X, and revise the related financial statement footnote to reflect their corresponding revenue recognition policy.

Response: Beginning with our Form 10-Q for the quarter ending September 30, 2015 and continuing with future filings, we will include the following language to disclose the nature of the services from which we earn service

Securities and Exchange Commission
August 17, 2015

revenue. Our service revenue is generated primarily from the sale of extended warranties, fees for admission to our self service yards, and processing fees related to the secure disposal of vehicles.

Service revenue comprised approximately 1% of total consolidated revenue for each period reported. Therefore, we will not present service revenue in a separate line item on the face of our income statement or amend the revenue recognition footnote to reflect the service revenue policy.

Notes to the consolidated financial statements - Note 13. Segment and Geographic Information, page 84

2.	Comment: Please revise your segment footnote to disclose the factors used to identify your reportable segments, including the basis for organization pursuant to ASC 280-10-50-21.a.

Response: Beginning with our Form 10-Q for the quarter ending September 30, 2015 and continuing with future filings, we will include the following language to disclose the factors used to identify our reportable segments, including the basis for organization.

Our reportable segments are organized based on a combination of geographic areas served and type of product lines offered. The reportable segments are managed separately as each business serves different customers (i.e. geographic in the case of North America and Europe and product type in the case of Specialty) and is affected by different economic conditions.

* * * * *
In responding to the Staff’s comments regarding the review of our Form 10-K for the year ended December 31, 2014 filed on March 2, 2015, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Dominick Zarcone
Dominick Zarcone
Executive Vice President and Chief Financial Officer

cc:    Kristin Shifflett, Division of Corporation Finance
Jean Yu, Division of Corporation Finance